April 17, 2023

<center>RE: Pensacola Ventures Financial Statements</center>

To the Securities and Exchange Commission:

My name is Noah Hoffman, and I am the Managing Executive and a knowledgeable party of the entity Pensacola Ventures LLC. We are in the process of filing a Form C so that we can conduct a Reg CF capital raise. The purpose of this letter is to address the SEC requirement that an issuer provide financial statements for the prior two fiscal years. Pensacola Ventures LLC was formed on August 22nd, 2022 and therefore there are only financial statements from that date forward. I have attached the pertinent financial statements to this letter. The attached financial statements are in the format of an excel sheet, which is the manner in which we normally keep our books and records. These books and records have not been audited as there have been very little financial transactions in the entity's short duration of existence.

Nonetheless, I certify under penalty of perjury the following: 1) the financial records provided and uploaded with the Form C are true and correct to the best of my knowledge and I have no reason to believe they are inaccurate or incomplete; 2) the financial records provided and uploaded with the Form C are kept in the ordinary course of business, in this format, and not in any other format; and 3) there are no financial statements, records, or information for Pensacola Ventures LLC prior to August 22nd, 2022, because the entity was not in existence before that date.

DocuSigned by:

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D441BBE6E94A454...
Signature
Noah Hoffman,
Managing Executive of Pensacola
Ventures LLC

4/17/2023 | 6:15 PM PDT
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Date